SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

BlackRock Municipal Income Fund, Inc.

(Name of Subject Company (Issuer))

BlackRock Municipal Income Fund, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

09253X102

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Municipal Income Fund, Inc.

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

October 15, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission by BlackRock Municipal Income Fund, Inc., a Maryland corporation (the “Fund”), on October 15, 2024, relating to the Fund’s offer to purchase 50% of its issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), in exchange for cash at a price equal to 98% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the Shares are traded, on the next day the NAV is calculated after the offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Offer”).

This Amendment No. 2 is being filed pursuant to Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended, to file a written communication relating to the Offer. Item 12 of the Schedule TO is hereby updated by this Amendment No. 2 to include a Letter to Shareholders, which is attached hereto as Exhibit (a)(5)(vi).

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information set forth in the Schedule TO, including all schedules and annexes thereto that were previously filed therewith, remains unchanged and is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 12(a).	Exhibits

(a)(1)(i)	Offer to Purchase, dated October 15, 2024, is incorporated by reference to the Fund’s Tender Offer Statement on Schedule TO (File No. 005-84460), as filed with the Commission on October 15, 2024.

(a)(1)(ii)	Form of Letter of Transmittal, dated October 15, 2024, is incorporated by reference to the Fund’s Tender Offer Statement on Schedule TO (File No. 005-84460), as filed with the Commission on October 15, 2024.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on May 3, 2024 is incorporated by reference to the Fund’s Schedule TO-C, as filed with the Commission on May 3, 2024.

(a)(5)(ii)	Press release issued on June 7, 2024 is incorporated by reference to the Fund’s Schedule TO-C, as filed with the Commission on June 7, 2024.

(a)(5)(iii)	Press release issued on September 30, 2024 is incorporated by reference to the Fund’s Schedule TO-C, as filed with the Commission on September 30, 2024.

(a)(5)(iv)	Press release issued on October 8, 2024 is incorporated by reference to the Fund’s Schedule TO-C, as filed with the Commission on October 8, 2024.

(a)(5)(v)	Letter to Shareholders is incorporated by reference to Exhibit (a)(5)(v) to the Fund’s Schedule TO-I/A, as filed with the Commission on October 24, 2024.

(a)(5)(vi)	Letter to Shareholders is filed herewith.

(b)	None.

(d)(1)	Form of Automatic Dividend Reinvestment Plan is incorporated by reference to Exhibit (e) to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (File No. 333-105343), as filed with the Commission on June 25, 2003.

(d)(2)	Investment Management Agreement between the Fund and BlackRock Advisors, LLC dated September 29, 2006, is incorporated by reference to Exhibit (6)(a) to the Fund’s Registration Statement on Form N-14 (File No. 333-26049), as filed with the Commission on December 16, 2021.

(d)(3)	Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Exhibit (8) to the Fund’s Registration Statement on Form N-14 (File No. 333-260149), as filed with the Commission on October 8, 2021.

(d)(4)	Standstill Agreement among the Fund, Karpus Management, Inc. and BlackRock Advisors, LLC, dated May 3, 2024, is incorporated by reference to the Fund’s Tender Offer Statement on Schedule TO (File No. 005-84460), as filed with the Commission on October 15, 2024.

(g)	None.

(h)	None.

Item 12(c).	Filing Fees

Filing Fee Exhibit is filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Municipal Income Fund, Inc.

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer
Dated: November 1, 2024

Exhibit Index

Exhibit Number	Description

(a)(5)(vi)	Letter to Shareholders

Filing Fee Exhibit